FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 25, 2005

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

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Contents

* Press Release dated February 25, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Rolando Herrera Chaidez ___________________ Rolando Herrera Chaidez Comptroller
Date: February 25, 2005

FINANCIAL INFORMATION

Investor Relations:
Rolando Herrera
Phone: (81) 81 73 55 20
Fax: (81) 81 73 55 08
E- mail: rherrera@savia.com.mx

Savia announces preliminary results for the year end 2004

  Figures in million pesos

  Accumulated Consolidated Sales reached $1,513 million pesos, 14% increase when compared to last year.

  Consolidated net loss for the year amounted to $ 1,151 million pesos.

  Bionova is the significant subsidiary of the company and its results are the main component of the Consolidated Figures at the end of fiscal year 2004. Omega results are presented as a discontinued operation.

Financial Highlights

Monterrey, México, February 25, 2004. Savia S.A. de C.V. (BMV:SAVIA OTC: AJFY.PK) announced today its results for fiscal year 2004.

Main Financial Indicators

Million of pesos of December 31, 2004 purchasing power

	Oct-Dec 2004	Oct-Dec 2003	Variation
Sales	353	315	12%
Gross Profit	31	56	(45%)
Gross Profit (% of sales)	9%	18%

Operating Expenses	108	57	89%
Operating Loss	(77)	(2)	(4879%)
Discontinued Operations Extraordinary Items	(53) 65	2
Consolidated Net Loss	(66)	(376)	82%
Majority Net Loss	(67)	(355)	81%

FOURTH QUARTER CONSOLIDATED RESULTS 2004

The consolidated financial statements mainly reflect the operations of Savia S.A. de C.V. ("Savia"), and its subsidiaries Bionova Holding Corporation ("Bionova"), a company involved in the production, distribution and commercialization of fruits and vegetables and Nuevos Desarrollos Regionales de Monterrey, S.A. de C.V., (Nuderesa), a real state company focused in the low income segment.

Consolidated Net Sales

Consolidated net sales reached 353 million pesos, 38 million pesos more than the same period of last year which represents an increase of 12%. This change is mainly due to the increase of sales of the real estate segment focused in the lower income market and the increase in the production area from 80 to 128 hectares, in the fresh produce segment.

Consolidated Operating Income

Consolidated operating loss on the fourth quarter was 77 million pesos, this compares unfavorably with an operating loss of 2 million pesos for the same period last year. The change is mainly due to an increase in cost of sales and a increment of wages of the sales force at Bionova.

Other net products

Other net products amounted to 2 million pesos, mainly derived from the netting effect of intercompany transactions, at Bionova.

Discontinuing Operation

As of November 30, 2004, the company discontinued its real state segment "Omega", and recognized a net loss in discontinued operations for 53 million pesos, coming from result of operations for the October to November 2004 period.

Extraordinary item, net

The company completed the domestic leg of its Join Venture in its Fresh Produce segment and it estimated to complete the transaction regarding the foreign side of its subsidiaries within the first quarter of 2005. The registered provision as of third quarter resulted higher in 65 million pesos, which was credited during the fourth quarter.

Consolidated Net Loss

As a result of the above mentioned items, in the fourth quarter 2004, majority net loss reached 67 million pesos, 288 million pesos less than majority net loss of 355 million pesos reported in the same quarter last year.

CONSOLIDATED RESULTS FOR THE YEAR END 2004

Consolidated Net Sales

Consolidated net sales as of the fourth quarter of 2004 amounted to 1,513 million pesos, 189 million pesos more than same period last year. This variation is mainly due to the net sales of Nuderesa that are included from 2004.

Consolidated Operating Income

Consolidated operating loss reached 119 million pesos, a recovery of 54% as compared to the same period of last year. This recovery derives from the contribution generated by Nuderesa operations and a decreased on corporate overhead.

Other expenses, net

Other net expenses amounted to 174 million pesos coming from written off of Bionova's third parties account receivables amounting 144 million pesos and related parties at Savia amounting to 20 million pesos.

Discontinued Operation

As of November 30, 2004, the company discontinued its real estate segment "Omega", and recognized a net loss in discontinued operations for 628 million pesos coming from results of operations for the January to December 2004 period.

Extraordinary item, net

The company completed the first part of its Join Venture in its Fresh Produce segment on the domestic side and it is estimated to complete the transaction regarding the foreign side of its subsidiaries within the first quarter of 2005. The total effect of this Joint Venture has been recognized on results of operation reaching 256 million pesos.

Consolidated Net Income

The Majority net loss in the fourth quarter amounted to 1,149 million pesos versus a Majority net loss of 2,478 million pesos for the same period last year. This variation represents a recovery of 54% mainly due to the recognition of a loss of 2,453 million pesos reflecting Seminis transaction as a discontinued operation, last year.

RELEVENANT EVENTS

Dividend payment.

On an Extraordinary Shareholders Meeting held on November 16 2004, approved a dividend equal to the equity value of Desarrollo Inmobiliario Omega, SA de CV and payable in cash or kind, at shareholders election. The Company paid in February 17, 2005 those shareholders that elected the cash dividend option. Dividend paid in kind has been effective from November 23, 2005.

Savia (www.savia.com.mx) its principal subsidiary include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period from October to December 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of December 31, 2004 Purchasing Power

	Oct -	Dec '04	Oct-	Dec '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	353	32	315	28
Cost of Sales	322	29	259	23
Gross Profit	31	3	56	5

Operating Expenses	108	(10)	58	(5)

Operating Income	(77)	(7)	(2)	0

EBIT DA	(29)	(3)	26	2

Comprehensive Financing Income
Financial Expenses	(18)	(1)
Financial Income	16	1	11	1
Exchange Income (loss)	(18)	(1)	27	2
Monetary Result	11	1	(41)	(4)

Other Products	2		(57)	(5)

Income before Tax and Profit Sharing	(84)	7	(62)	(6)

Provision for Income Tax and Profit Sharing	(6)		(316)	28

Net Income before Discontinued Operations	(78)	(7)	(378)	(34)

Discontinued Operations	(53)	(5)	2	0
Extraordinary Items	65	6	0	0

Net Income	(65)	(6)	(376)	(34)

Net Majority Income	(67)	(6)	(355)	(32)

Average Shares Outstanding (millions)	471		471
Net Loss per Share (pesos)	(0.14)		(0.76)
Net Loss per ADR (dollars)		(0.05)		(0.27)

Savia S.A. de C.V and Subsidiaries

Consolidated Income Statement

For the period of January to December 2004

Million of Mexican Pesos and Dollars, except per share and per ADR data

As of December 31, 2004 Purchasing Power

	Jan -	Dec '04	Jan -	Dec '03
	Pesos	Dollars	Pesos	Dollars

Net Sales	1,513	135	1,325	118
Cost of Sales	1,248	111	1,161	103
Gross Profit	265	24	164	15

Operating Expenses	384	35	423	38

Operating Income	(119)	(11)	(259)	(23)

EBIT DA	(15)	(1)	(181)	(16)

Comprehensive Financing Income
Financial Expenses	(19)	(2)	(22)	(2)
Financial Income	6	1	64	6
Exchange Income (loss)	(3)	0	136	12
Monetary Result	58	5	(7)	(1)

Other (Expenses) Products	(174)	(15)	232	21

Income before Tax and Profit Sharing	(252)	(22)	144	13

Provision for Income Tax and Profit Sharing	16	1	367	33

Net Income before Discontinued Operations	(267)	(24)	(223)	(20)

Discontinued Operations	(628)	(56)	(2,453)	(219)
Extraordinary Items	(256)	(23)	0	0

Net Income	(1,151)	(103)	(2,676)	(239)

Net Majority Income	(1,149)	(102)	(2,478)	(221)

Average Shares Outstanding (millions)	471		471
Net Loss per Share (pesos)	(2.44)		(5.27)
Net Loss per ADR (dollars)		(0.87)		(1.88)